GH Capital Inc.

200 South Biscayne Boulevard

Suite 2790

Miami, FL 33131

September 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street NE, Mail Stop 4561

Washington, DC 20549-7041B

Attention:	Mitchell Austin, Staff Attorney
Matthew Crispino, Staff Attorney
Office of Information Technologies and Services

RE:	Acceleration Request for GH Capital Inc.
Registration Statement on Form S-1
File No. 333-211778

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GH Capital Inc., a Florida corporation (the “Company”), hereby requests that the effective time of the above-named Registration Statement (the “Registration Statement”) be accelerated so that it will become effective as of 9:00 a.m. Eastern Time on Monday, September 12, 2016, or as soon as is practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Max Schatzow at Stark & Stark, PC, at (609) 219-7452.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Wolfgang Ruecker
Wolfgang Ruecker
President and CEO